PGIM Investments LLC
655 Broad Street—17th Floor
Newark, New Jersey 07102

August 1, 2017

The Board of Trustees
The Target Portfolio Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential QMA Small-Cap Value Fund

To the Board of Trustees:

PGIM Investments has entered into an agreement that will waive fees in an amount up to .01% of the Fund’s average daily net assets through November 30, 2018, to the extent that the Fund’s net annual operating expenses and acquired fund fees and expenses (exclusive of taxes, interest, distribution and service (12b-1) fees and certain extraordinary expenses) exceed .68% of the Fund’s average daily net assets on an annualized basis.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President